

**ALLGREEN PROPERTIES LIMITED**

02 JAN 22 AM 8:18



File No. 82-4959

Date: 24 DEC 2001

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

SUPPL

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc



File No. 82-4959

MASNET No. 20 OF 24.12.2001
Announcement No. 20

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Substantial Shareholder's Deemed Interests

**Name of substantial shareholder:** Kerry Group Limited

**Date of notice to company:** 20/12/2001

**Date of change of interest:** 19/12/2001

**Name of registered holder:**
CDP: Noblespirit Corporation Limited (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

**Circumstance giving rise to the change:** Others
**Please specify details:** Deemed interest - Sale of shares by Shangri-La Hotel Limited

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 212,000 |
| **% of issued share capital:** | 0.02 |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | 150,000 @$1.06<br>62,000 @$1.07 |
| **No. of shares held before change:** | 256,103,210 |
| **% of issued share capital:** | 24.39 |
| **No. of shares held after change:** | 255,891,210 |
| **% of issued share capital:** | 24.37 |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 256,103,210 | 0 |
| **% of issued share capital:** | 24.39 | 0 |
| **No. of shares held after change:** | 255,891,210 | 0 |
| **% of issued share capital:** | 24.37 | 0 |
| **Total shares:** | 255,891,210 | 0 |

Notes:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 24/12/2001 to the SGX

File No. 82-4959

MASNET No. 21 OF 24.12.2001
Announcement No. 21

ALLGREEN PROPERTIES LIMITED

## Notice Of Changes In Substantial Shareholder's Deemed Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Kerry Holdings Limited |
| **Date of notice to company:** | 20/12/2001 |
| **Date of change of interest:** | 19/12/2001 |
| **Name of registered holder:** | CDP: Kerry Holdings Limited<br>CDP: Jaytech Limited (see Note 1)<br>CDP: Comfort Assets Limited (see Note 1)<br>CDP: Shangri-La Hotel Limited (see Note 1) |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed interest - Sale of shares by Shangri-La Hotel Limited |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 212,000 |
| **% of issued share capital:** | 0.02 |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | 150,000 @$1.06<br>62,000 @$1.07 |
| **No. of shares held before change:** | 236,743,774 |
| **% of issued share capital:** | 22.55 |
| **No. of shares held after change:** | 236,531,774 |
| **% of issued share capital:** | 22.53 |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 195,382,554 | 41,361,220 |
| **% of issued share capital:** | 18.61 | 3.94 |
| **No. of shares held after change:** | 195,170,554 | 41,361,220 |
| **% of issued share capital:** | 18.59 | 3.94 |
| **Total shares:** | 195,170,554 | 41,361,220 |

Notes:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 24/12/2001 to the SGX

MASNET No. 23 OF 24.12.2001
Announcement No. 23

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Substantial Shareholder's Deemed Interests

**Name of substantial shareholder:** Kerry Group Limited

**Date of notice to company:** 21/12/2001

**Date of change of deemed interest:** 20/12/2001

**Name of registered holder:**
CDP: Noblespirit Corporation (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

**Circumstance giving rise to the change:** Others
**Please specify details:** Deemed interest - Sale of shares by Shangri-La Hotel Limited

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 200,000 |
| **% of issued share capital:** | 0.02 |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | 180,000 @$1.07<br>20,000 @$1.08 |
| **No. of shares held before change:** | 255,891,210 |
| **% of issued share capital:** | 24.37 |
| **No. of shares held after change:** | 255,691,210 |
| **% of issued share capital:** | 24.35 |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 255,891,210 | 0 |
| **% of issued share capital:** | 24.37 | 0 |
| **No. of shares held after change:** | 255,691,210 | 0 |
| **% of issued share capital:** | 24.35 | 0 |
| **Total shares:** | 255,691,210 | 0 |

Note 1:-

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 24/12/2001 to the SGX

File No. 82-4959

MASNET No. 25 OF 24.12.2001
Announcement No. 25

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Substantial Shareholder's Deemed Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Kerry Holdings Limited |
| **Date of notice to company:** | 21/12/2001 |
| **Date of change of deemed interest:** | 20/12/2001 |
| **Name of registered holder:** | CDP: Kerry Holdings Limited (see Note 1)<br>CDP: Jaytech Limited (see Note 1)<br>CDP: Comfort Assets Limited (see Note 1)<br>CDP: Shangri-La Hotel Limited (see Note 1) |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed interest - Sale of shares by Shangri-La Hotel Limited |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 200,000 |
| **% of issued share capital:** | 0.02 |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | 180,000 @$1.07<br>20,000 @$1.08 |
| **No. of shares held before change:** | 236,531,774 |
| **% of issued share capital:** | 22.53 |
| **No. of shares held after change:** | 236,331,774 |
| **% of issued share capital:** | 22.51 |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 195,170,554 | 41,361,220 |
| **% of issued share capital:** | 18.59 | 3.94 |
| **No. of shares held after change:** | 194,970,554 | 41,361,220 |
| **% of issued share capital:** | 18.57 | 3.94 |
| **Total shares:** | 194,970,554 | 41,361,220 |

Note 1:-

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

File No. 82-4959

Submitted by Ms Isoo Tan, Company Secretary on 24/12/2001 to the SGX